FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2001

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]


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                   Companhia Brasileira de Distribuicao (CBD)
                   announces Interest on Own Capital payment


Sao Paulo, Brasil, 08 de Maio de 2001 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) announced the Interest on Own Capital payment, approved in a Shareholders Meeting on April 26, 2001.


On October 31, 2000, November 30, 2000, and December 31, 2000, COMPANHIA BRASILEIRA DE DISTRIBUICAO announced the total net payment of R$ 165,803,002.28 as interest on own capital to shareholders as of those dates.

On that amount, the Management proposed, and shareholders approved in a Shareholders Meeting carried out on April 26, 2001, that a portion (R$ 80,134,500.87) should be accounted as minimum dividend, representing R$ 0.74633 per thousand shares, whose payment should occur on June 22, 2001. Amounts exceeding the credit from interest on own capital, deducted by the portion relative to minimum dividend, of R$ 85,668,501.41, should be paid on October 16, 2001.

Nevertheless, this exceeding value could be directed to an equity capital increase approved by shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO on April 26, 2001, upon a Shareholders Ordinary and Extraordinary Meeting. The expected capital increase should be private and extended to local shareholders only. This capital stock increase should total R$ 85,668,501.41, upon the issuance of 1,175,543,513 new shares, broken down into 612,056,784 common shares and 563,486,729 preferred shares, priced at R$ 81.94 per thousand common share block and R$ 63.03 per thousand preferred shares.

The term for the exercise of Preemptive Rights should start on May 09, 2001, ending on June 07, 2001. In this regard, we would like to highlight the following aspects:

              1 - Shareholders without exceeding credit: could only carry out the subscription in the country's currency.

              2 -  Shareholders with exceeding credit:

                   2.1. could use the whole credit to subscribe;
                   2.2. if the credit is not enough, could use currency to
                        subscribe a portion of the shares;

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                   2.3. could choose to receive the exceeding value in cash on
                        October 16, 2001.

              3 - Shareholders who choose to use the country's currency could subscribe shares through any branch of Banco Itau S/A. However, shareholders who choose to use the credit of interest on own capital could only subscribe the above-mentioned shares through the Banco Itau S/A branches listed on the Note to Shareholders.

              4 - Shareholders who declare their interest to subscribe remaining shares on a Subscription Sheet, could only use the country's currency to do so.

Additional information on the aforementioned is included in the Note to Shareholders (AVISO AOS ACIONISTAS) published on the Folha de Sao Paulo, Estado de Sao Paulo and Gazeta Mercantil newspapers, on May 08, 2001.

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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)        THOMSON FINANCIAL INVESTOR RELATIONS

Aymar Giglio Junior                               Paulo Esteves
Investor Relations Director                       Phone:  55 (11) 3848 0887 ext. 205
Fernando Tracanella                               E-mail:  paulo.esteves@thomsonir.com.br
Investor Relations Manager

Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email:  pa.relmerc@paodeacucar.com.br
        -----------------------------

                  Website: http://www.grupopaodeacucar.com.br
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The statements contained in this release relating to the outlook for the
Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

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                   Companhia Brasileira de Distribuicao (CBD)
                                 Press Release



Sao Paulo, Brazil, May 7, 2001 - CBD has just published its balance sheet with the highest sales and earnings ever in the Company's history. In addition to that, we have just recovered leadership in Brazil's retail sector. Within this scenario, CBD, following its guidelines of constant efficiency improvements and innovation, is revising its organizational structure, aiming at strengthening its position even further in a very competitive market. CBD believes that by reviewing its processes it will be ready for a new growth cycle.


As part of the revision of its processes, the company has also focused on another extremely important matter that has been frequently debated by retail experts and major players in the global market, i.e., the efficient management of inventories centralization and the management of categories within multi-format companies like CBD - the company operates supermarket chains (Pao de Acucar and Barateiro), hypermarket (Extra) and stores specialized in electronics (Eletro).


Pao de Acucar has examined this issue very carefully and made a decision to adopt a management model that should maintain the full centralization of purchases - which should keep granting the Group with a great advantage upon negotiations with suppliers - and also give its banners (Pao de Acucar, Barateiro, Extra and Eletro) higher responsibility and independence to manage categories, and focus more on consumers. According to this change, the company's commercial division should start dealing exclusively with negotiation and purchases, while the banners should be in charge of product management, focusing more on their target customers.


By using the information coming from consumer knowledge area, the Company found a great opportunity to improve even more the operation of its banners by enabling them to establish more accurate product assortment, addressing the specific necessities of the various segments of clients.


The category management, which will be conducted by the banners, will reduce expenses and improve customer service and inventory turnover. CBD expects to save R$50 million in an annual basis (R$30 million in 2001) and the one off expenses related to this process will be of R$5 million. There will be some adjustments in the number of employees in the headquarters that will be offset by the creation of new jobs as result of the opening of new stores.

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The company's decision to make a great effort to reassess procedures was made by the end of 2000. Following a bidding process, the company contracted McKinsey consultants to do that job. The project, which was concluded by the end of 2000 and started to be carried out on January 15, should produce an outcome within three months. The company deployed the best of its Human Resources in this project, which is led by one of our main managers, Mr. Luiz Fazzio, executive officer of the Extra division, which accounts for some 50% of the Group's overall sales. Moreover, 30 of the best-qualified managers of the company took part in the project. All these people worked full time on the CBD/McKinsey project, while their daily duties were carried out by managers in the nearest lower level - representing a great effort for all of them but also a great opportunity for professional training and development.


The job was actually concluded on April 15 and after an implementation period the Company is now at the key moment to post more than an adjustment. We are delivering a new management model for an extremely complex business like the distribution of food and non-food goods.


We are sure that after this whole effort matures we should get much stronger, more active, efficient, productive and competitive.


We are fostering changes in a moment that we consider being ideal, after great achievements. Now there is nothing better for the company than to look inside and identify opportunities to strengthen our business even more so as to prepare the Group for continuous growth.



COMPANHIA BRASILEIRA DE DISTRIBUICAO


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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)        THOMSON FINANCIAL INVESTOR RELATIONS

Aymar Giglio Junior                               Paulo Esteves
Investor Relations Director                       Phone:  55 (11) 3848 0887 ext. 205
Fernando Tracanella                               E-mail:  paulo.esteves@thomsonir.com.br
Investor Relations Manager

Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email:  pa.relmerc@paodeacucar.com.br
        -----------------------------

                  Website: http://www.grupopaodeacucar.com.br
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


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The statements contained in this release relating to the outlook for the
Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: May 8, 2001                By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director